Exhibit 99.27

DIGIHOST PROVIDES CORPORATE UPDATE ON BITCOIN MINING CAPACITY

Vancouver, BC – August 19, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCPK: HSSHF) is pleased to report that it is prepared to expand its total Bitcoin mining capacity to 164.44 Petahash per second (“P/H’s”), making it one of the largest publicly listed Bitcoin miners in North America. The Company currently has installed miners mining at 141 P/H’s, and expects to bring on-line its other uninstalled mining equipment, representing an additional 23.44 P/H’s in the coming months for a total mining capacity of 164.44 P/H’s. NASDAQ listed Bitcoin miner, Marathon Patent Group, Inc., reported on July 29, 2020 a total mining capacity of 294 P/H’s with a market capitalization of approximately US$110 million at the close of market on August 14, 2020 representing a market capitalization per P/H’s of approximately US$374,150. In comparison, Digihost had a market capitalization of approximately US$5.5 million at the close of market on August 14, 2020 representing a market capitalization per P/H’s of approximately US$33,450.

Currently Digihost holds 80 Bitcoin in its inventory from mining, which at the current approximate Bitcoin price of C$15,851 per Bitcoin values the Bitcoin at approximately C$1,268,080. The strategy has been to hold Bitcoin in order to gain any potential appreciation in value of the Bitcoin held.

Bitcoin has experienced a recent increase in price which may be representative of the increased volatility of the global financial markets, as well as the recent Bitcoin halving event on May 11, 2020. A Bitcoin halving event is when the Bitcoin rewards for each block in the chain mined is cut in half, which also cuts in half the rate at which new Bitcoins enter circulation making Bitcoin scarcer. This event occurs every 4 years. After the first halving event, the Bitcoin block reward was 25, then 12.5, and on May 11th, 2020 was halved again to 6.25 Bitcoins per block.

In the past, Bitcoin halvings have correlated with massive surges in Bitcoin's price. The first halving in November of 2012 saw an increase in Bitcoin prices from approximately US$12 per Bitcoin to nearly US$1,150 per Bitcoin within a year of the halving.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., with a 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. Currently the Company has mining capacity of164.44 P/H’s.

Additional Information

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions..

Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Such factors include, among others, risks relating to future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; protection of proprietary rights; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of the Company include but are not limited to: the effects on the Company of the Covid-19 crisis; ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices; an increase in network difficulty; the Company may not achieve operating hash rate, power utilization, efficiencies or profitability as currently anticipated, or at all; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the State of New York, the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies; and the ability to mine digital currencies that will be consistent with historical prices. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.